FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Announcement, Consolidated Financial Results for the six months ended September 30, 2007 which was filed with the Tokyo Stock Exchange on November 8, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: November 8, 2007	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and CFO

Consolidated Financial Results

for the Six Months Ended September 30, 2007

(Prepared in Accordance with U.S. GAAP)

November 8, 2007

KONAMI CORPORATION

Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	www.konami.net
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Representative Director and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Representative Director and Chief Financial Officer (Phone: +81-3-5771-0222)
Date of dividend payment:	November 30, 2007

1. Consolidated Results for the Six Months Ended September 30, 2007

(Amounts are rounded to the nearest million)

(1) Consolidated Results of Operations

	(Millions of Yen, except per share data)
	Net revenues	Operating Income	Income before income taxes	Net income
Six months ended September 30, 2007	133,743	13,042	13,075	6,288
% change from previous period	11.8%	28.9%	32.3%	23.0%
Six months ended September 30, 2006	119,599	10,115	9,884	5,114
% change from previous period	6.9%	35.6%	(31.1)%	(26.6)%

Year ended March 31, 2007	280,279	28,145	27,567	16,211

	Basic net income per share(yen)	Diluted net income per share(yen)
Six months ended September 30, 2007	45.81	45.80
Six months ended September 30, 2006	37.28	37.27

Year ended March 31, 2007	118.15	118.09

Notes: Equity in net income of an affiliated company

Six months ended September 30, 2007:	¥147 million
Six months ended September 30, 2006:	¥81 million
Year ended March 31, 2007	¥138 million

(2) Consolidated Financial Position

	(Millions of Yen, except per share amounts)
	Total assets	Total stockholders’ equity	Equity-assets ratio	Stockholders’ equity per share
September 30, 2007	305,246	177,449	58.1%	1,292.48
September 30, 2006	280,535	165,947	59.2	1,209.39
March 31, 2007	304,657	174,662	57.3	1,272.54

(3) Consolidated Cash Flows

	(Millions of Yen)
	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities
Six months ended September 30, 2007	7,159	(10,580)	(5,349)	49,088
Six months ended September 30, 2006	3,821	(7,230)	(22,330)	43,347
Year ended March 31, 2007	31,824	(11,098)	(33,212)	57,333

2. Cash Dividends

	Cash dividends per share (yen)
Record Date	Interim	Year end	Annual
Year ended March 31, 2007	27.00	27.00	54.00
Year ending March 31, 2008	27.00	—
-Forecast-	—	27.00	54.00

3. Consolidated Earnings Forecast for the Year Ending March 31, 2008

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes	Net income	Net income per share
Year ending March 31, 2008	295,000	33,000	32,500	18,300	133.33
% change from previous year	5.3%	17.3%	17.9%	12.9%

4. Other

(1) Changes to principal subsidiaries during the period (status changes of specified subsidiaries due to changes in the scope of consolidation) : None

(2) Changes in accounting principles, procedures and reporting policies (description of changes to important items fundamental to financial statement preparation)

1.	Changes accompanying amendment of accounting standard: Yes
2.	Other: None

Note: Please refer to page 25

(3)	Number of shares issued (Common Stock)

1.	Number of shares issued: (Treasury stock included)
	Six months ended September 30, 2007	143,555,786	shares
	Six months ended September 30, 2006	143,555,786	shares
	Year ended March 31, 2007	143,555,786	shares

2.	Number of Treasury Stock:
	Six months ended September 30, 2007	6,261,702	shares
	Six months ended September 30, 2006	6,339,945	shares
	Year ended March 31, 2007	6,300,970	shares

3.	Average number of shares outstanding:
	Six months ended September 30, 2007	137,272,418	shares
	Six months ended September 30, 2006	137,164,825	shares
	Year ended March 31, 2007	137,202,151	shares

(Reference) Summary of Non-consolidated Financial Results

1. Results for the Six months ended September 30, 2007

(1) Non-consolidated Results of Operations

	(Millions of Yen, except per share data)
	Operating revenues	Operating income	Ordinary income	Net income	Basic net income per share(yen)
Six months ended September 30, 2007	17,952	15,592	15,500	14,708	107.15
% change from previous period	279.8%	502.1%	526.0%	545.5%
Six months ended September 30, 2006	4,727	2,589	2,475	2,278	16.40
% change from previous period	(90.7)%	(50.0)%	(73.7)%	(79.7)%
Year ended March 31, 2007	7,196	1,439	1,278	988	7.16

(2) Non-consolidated Financial Position

	(Millions of Yen, except per share data)
	Total assets	Total net assets	Equity-assets ratio	Net assets per share
September 30, 2007	175,350	150,228	85.7%	1,094.21
September 30, 2006	171,291	144,061	84.1	1,049.89
March 31, 2007	168,423	139,179	82.6	1,014.02

(Reference) Equity-assets
September 30, 2007	¥150,228 million
September 30, 2006	¥144,061 million
March 31, 2007	¥139,179 million

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our digital entertainment business and gaming & system business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our health & fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.

Please refer to page 8 of the attached material for information regarding the assumptions and other related items used in the preparation of these forecasts.

1. Business Performance and Cash Flows

1. Business Performance

Overview

In the entertainment industry as it relates to the Company and its subsidiaries (“Konami”), the home video game software market is thriving as a new wave of home video game consoles makes inroads while demand for traditional handheld consoles remains strong. A new crop of video game software titles capitalizing on the differing features of these consoles is appearing as well, and is allowing the industry to expand beyond the existing player base to attract an increasingly broad cross section of users of both sexes and all ages. The Tokyo Game Show 2007, which took place in September, was a strong success. The number of companies which displayed their products from both Japan and overseas were the greatest on record and the number of visitors attended at the event also set a new record.

In the health industry, demand in the areas of maintaining and promoting good health is climbing due to trends in Japanese society. In particular, the country will launch a policy of “designated checkups and health guidance” in the coming fiscal year. This policy was designed to address the aging of Japan’s population by forestalling the need for nursing care, provision for the beginning of retirement of the baby boom generation and to prevent lifestyle diseases.

With this backdrop, our Digital Entertainment segment enjoyed strong sales with the release of PROYAKYU SPIRITS 4 for PlayStation®3, in April 2007, and also with a new version of JIKKYOU PAWAFURU PUROYAKYU series released for the Wii. Konami is bringing players a new way of enjoyment with multiplatform capabilities that take advantage of the features of the various equipment now available, and also with new generation of home video game consoles. Furthermore, the Winning Eleven (PRO EVOLUTION SOCCER in Europe) series has been selling steadily and sales of products for amusement arcades have remained favorable thanks to strong market support for video games like our flagship MAH-JONG FIGHT CLUB 6, as well as our latest token-operated games.

In our Health and Fitness segment, steps have been taken to improve both facilities and services. Specifically, we have expanded our various health support programs and health products targeting people of all ages, notably baby boomers with their growing interest in improving their fitness and avoiding the need for nursing care. We have also installed our proprietary IT health management system in more of our fitness clubs. Also, our expertise and track record in running outsourced facilities are now widely recognized throughout Japan.

Within our Gaming and System segment, we have been taking steps to stabilize profit structure by expanding our lineup of content to cater to the growing market. In particular, we endeavour to consolidate our base in North America.

In terms of financial performance, for the period ended September 30, 2007, net revenues amounted to ¥133,743 million, a 11.8% increase compared to the previous same period, operating income was ¥13,042 million, a 28.9% increase compared to the previous same period, income before income taxes was ¥13,075 million, a 32.3% increase compared to the previous same period, and net income was ¥6,288 million, a 23.0% increase compared to the previous same period.

Performance by business segment

Summary of net revenues by business segment:

	Millions of Yen
	Six months ended September 30, 2006	Six moths ended September 30, 2007	% change
Digital Entertainment	¥63,540	¥73,978	16.4
Health & Fitness	44,445	43,899	(1.2)
Gaming & System	7,718	7,600	(1.5)
Other and Eliminations	3,896	8,266	112.2

Consolidated net revenues	¥119,599	¥133,743	11.8

Digital Entertainment segment

Computer and Video Games.

In Japan we achieved strong sales across our diverse lineup. This includes our sports titles, a genre in which Konami is particularly strong, PROYAKYU SPIRITS 4, JIKKYOU PAWAFURU PUROYAKYU 14, and J.LEAGUE Winning Eleven 2007 CLUB CHAMPIONSHIP, our music titles pop’n music 14 FEVER!, and our anime titles KIRARIN ¶ REVOLUTION Mezase! Idol Queen. In Europe METAL GEAR SOLID PORTABLE OPS and PRO EVOLUTION SOCCER 6, a title which debuted just last year, continued to record strong sales. Meanwhile, in North America, DanceDanceRevolution series again put in a strong showing.

Toy & Hobby.

The mainstay YU-GI-OH! TRADING CARD GAME series continued to sell well worldwide. Three new card games debuted that were tied in with a triad of anime TV programs that went on air in April 2007: BLUE DRAGON, HAYATENOGOTOKU and GURRENLAGANN. The BUSOU SHINKI series of original action figures, meanwhile, has been winning over more fans since it became synchronized more closely with the online game.

Amusement.

In the video game field, the gun-shooting game SILENT HILL THE ARCADE was released to strong sales. While incorporating the SILENT HILL horror content that has proved popular in the home video game of the same name, this game utilizes the e-AMUSEMENT system, a service networking amusement arcades across Japan. Meanwhile MAH-JONG FIGHT CLUB 6, which enables players to match wits on line, has been released on a new platform. In the area of mainstay music games two new offerings were released, GuitarFreaksV4 and DrumManiaV4, both of which have recorded strong sales. In the field of token-operated games ETERNAL KNIGHTS, the latest addition to the RPG game MONSTER GATE series, a unique adventure game and SPINFEVER, a mid-sized pusher game with a new jackpot mechanism, which partially takes its inspiration from a pinball machine. Both have been warmly received by the market.

Online.

As the capacity of mobile phones increases and their features become more sophisticated, Konami made “Super Rich Content” their watchword, and such game applications as TOKIMEKI MEMORIAL 2 and Mobile PAWAFURU PUROYAKYU OFFICIALLY LICENSED 2007 are now available for download from sites like Konami Net DX and PAWAPURO World. We are also aggressively marketing games linked with anime TV programs. Titles coordinated with a TV series like KOUTETSU SANGOKUSHI, TENGEN TOPPA GURREN LAGANN, and SaintOctober are being offered as mobile game applications, and all have won a strong following.

Multimedia.

A number of guides, books, DVDs, music CDs, and other merchandise tied in with popular game software and anime titles were released, and these have sold well.

In terms of financial performance, consolidated net revenues in the Digital Entertainment segment were ¥ 73,978 million, a 16.4% increase compared to the previous same period.

Health & Fitness segment

Operation of fitness clubs.

Among facilities that we directly manage ourselves, more clubs installed the e-XAX health management system, which keeps track of each individual’s exercise history and manages data on his or her fitness progress. Further effort also went into promoting the Biometrics diet program, the 6WEEKS lifestyle disease prevention program, and the HATSHURATHU KENKOJYUKU for senior citizens. Also, our aerobics program was overhauled in the interests of safety and greater fitness benefits. These improvements in facilities and fitness programs raised the quality of our services. In addition, the facilities outsourced to us grew with the addition of seven new centers including such locations as Kariya (Aichi), Wako (Saitama), and Setagaya (Tokyo). Through the operation of such public facilities, we put Konami’s know-how and proven record of achievement to good use in promoting better health in the community. As a result, the total number of directly-managed facilities and facilities outsourced to us reached 319 at the end of September 2007.

Health products.

We sell several items equipped with IT management capabilities, including the multifunctional USB pedometer e-walkeylife2, the TV-connectable health management tool Kenshin Keikaku TV, and the computer software program Kenshin Keikaku 2. We also offered our own original line of supplements tailored to different sporting situations. Konami is thus steadily expanding its product lineup to cater to today’s evolving health needs.

In July 2007, we inaugurated a new service that gives Konami Sports Club members preferential access to over 6,000 services, including medical checkups and use of leisure facilities such as hotels, travel resorts, and amusement parks. This move is designed to enhance the value of a Konami Sports Club membership card.

In terms of financial performance, consolidated net revenues in the Health & Fitness segment were ¥ 43,899 million, a 1.2% decrease compared to the previous same period.

Gaming & System segment

A growing number of jurisdictions are legalizing gaming, while existing markets continue to grow steadily. Under these conditions, our mainstream K2V series and gaming machines at Rhode Island, a license obtained this year, both showed favorable sales. In Australia, despite the fact that some of the major states have put a cap on the number of machines that can be installed or are making moves to overhaul the tax system or the market is starting to mature, Konami is taking steps to develop new markets, improve service to existing clientele and win over new customers both in Australia and abroad.

Las Vegas-based Konami Gaming Inc. and Sydney-based Konami Australia Pty Ltd have recently exhibited together at two events: the Global Gaming Expo Asia, which was held for the first time in Macau in June 2007; and the Australasian Gaming Expo, the Oceania region’s largest casino trade show, which took place in Sydney in August. Visitors were particularly intrigued by two “progressive” products that have been highly popular on the North American market, Mystical Temple and the Konami Casino Management System. Konami intends to continue taking advantage of growth in the global market as follows. In North America we are seeking to secure steady revenues from participation agreements (a form of equipment sale in which profits are shared) and from maintaining and servicing the Konami Casino Management System. We are meanwhile building a global development regime capable of catering to emerging markets of Asia, South America, and Europe. We will also pursue options like strategic alliances with other companies, such as the OEM agreements that are already being implemented to expand our revenue base.

In terms of financial performance, consolidated net revenues in the Gaming & System segment were ¥ 7,600 million, a 1.5% decrease compared to the previous same period.

Activities for the Future

Digital Entertainment segment

Computer and Video Games.

Within this segment, we intend to further enhance our lineup. The second installment in the JIKKYOU PAWAFURU MAJOR LEAGUE series, which earned strong reviews last year, is to appear, while the Winning Eleven (PRO EVOLUTION SOCCER in Europe) series, which has been popular both at home in Japan and abroad, will be offered on multiple platforms. In addition, DanceDanceRevolution HOTTEST PARTY, the latest addition to the DanceDanceRevolution series is planned to be released. Other titles scheduled to debut include Saeki Chizu Shiki YUMEMIHADA ~Dream Skincare~ and DOKODEMO PILATES for the Nintendo DS, as well as JUSHINDEN Ultimate Beast Batorazu and TIME HOLLOW Ubawaretakakowomotomete, which both won strong reviews at the Tokyo Game Show 2007.

Toy & Hobby.

We expect to continue marketing the YU-GI-OH! TRADING CARD GAME series worldwide, as well as promoting card games tied in with anime programs on TV.

Amusement.

We expect the lineup of products that utilize the e-AMUSEMENT system, a service networking amusement arcades across Japan, will continue to expand. In the field of video games, the latest installment in the much-admired BASEBALL HEROES series is expected to come out. Additionally, a long-anticipated new title called OTOMEDIUS, a first shooting game designed for the e-AMUSEMENT system is also expected to be released with the cooperation and supervision of a popular cartoonist.

Online.

A 3D mega application that makes full use of cell phone functions is expected to be brought out on the WINNING ELEVEN mobile content site. Steps will also be taken to enhance the quality of our online services, such as YU-GI-OH! ONLINE: Duel Evolution and BUSOU SHINKI BATTLE RONDO, the match-up mode of SHINKI NET. Konami will thus continue to offer users of every type of online services with emphasis on communication.

Multimedia.

Konami expects to bring out DVDs, music CDs, and other merchandise tied in with the anime TV series DRAGONAUTS, which started airing in October 2007.

Health & Fitness segment

Konami has been growing its business in this field by expanding its network of sports clubs and offering greater value added.

Not only do we run a network of over three hundred sports clubs, one of the largest in Japan, but we are also a manufacturing firm in that we design and make fitness equipment and supplements as well. The equipment and products we have developed are observed in our own sports clubs, and the findings are brought to bear in later development projects. Making the most of that synergy to enhance our presence in the health and fitness market is the core of the Konami’s strategy in this field.

There is growing concern in Japan about metabolic syndrome and lifestyle diseases, which relates to the country’s population rapidly graying, and members of the baby-boom generation find themselves with more leisure time on their hands now that they are entering retirement. In response, Konami now offers a full range of health maintenance services that center on following a regular exercise regime and improving one’s eating habits. We are thus committed to aggressive expansion in the health and fitness field excluding medical care.

Our goal is to achieve further growth in the health and fitness market as a whole, and we intend to throw ourselves wholeheartedly into the challenge, focusing particularly on “exercise”, “leisure”, and “nutrition”.

In addition, Konami announced two partnership programs with academic institutions during the period under review, first with Kagawa Nutrition University in July, and then with Osaka Electro-Communication University in September. The partnership with Kagawa Nutrition University involves training trainers equipped with the practical skills needed to supervise an exercise regime while offering nutritional guidance. It also involves jointly developing a more effective health-building program, one that combines “exercise” with good “nutrition”. A further aim is to conduct high-value-added R&D focusing on the twin themes of “exercise” and “nutrition”. With Osaka Electro-Communication University, we will work on training people in health maintenance/management and developing health equipment to enable us to design more effective and practical training equipment and health-related devices, and ultimately bring them to the market.

Gaming & System

A growing number of jurisdictions are legalizing gaming, while existing markets continue to grow. That suggests that the casino market will continue expanding on a global scale, with North America leading the way. Given these conditions, we intend to put our business on firmer foundations in several ways. We expect to continue to sell both video slot machines, which are popular in Australia and Europe, and mechanical reel slot machines, the dominant type in North America. We expect to strengthen sales of the Konami Casino Management System and increase regular revenues by signing participation agreements (a form of equipment sale in which profits are shared) and winning maintenance and service contracts for casino management systems. In addition, as information technology spreads and globalization progresses more rapidly than ever, we expect to further strengthen coordination between our three hubs in North America, Australia, and Japan. Instead of developing slot machines in isolation, we expect to pursue a network-type product development strategy with the goal of streamlining and enhancing casino management as a whole by means of a casino management system. The Global Gaming Expo, the world’s largest gaming show, is to take place in Las Vegas in November 2007, and there we will seek to raise our profile by unveiling new products for the market. Meanwhile, in the still-expanding North American market and in rapidly growing markets of Asia and South America, we expect to pursue options like strategic alliances with other companies. We believe these moves may enable us to expand revenue base.

Konami will not make any changes to its Earnings Forecast for the Year Ending 2008, which was announced in the Financial Statements for the Year Ended March 31, 2007, filed on May 22, 2007.

2. Cash Flows

Consolidated Cash flow summary for the six months ended September 30, 2007:

	Millions of Yen
	Six months ended September 30, 2006	Six months ended September 30, 2007	Change
Net cash provided by operating activities	¥3,821	¥7,159	¥3,338
Net cash used in investing activities	(7,230)	(10,580)	(3,350)
Net cash used in financing activities	(22,330)	(5,349)	16,981
Effect of exchange rate changes on cash and cash equivalents	392	525	133
Net decrease in cash and cash equivalents	(25,347)	(8,245)	17,102
Cash and cash equivalents, end of the period	43,347	49,088	5,741

Cash and cash equivalents (hereafter, referred to as “Net cash”), at September 30, 2007, amounted to ¥49,088 million, a decrease of ¥8,245 million from the end of March 2007, or a 13.2% increase compared to the end of September 2006.

Cash flow summary for each activity for the six months ended September 30, 2007 is as follows:

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥7,159 million, a 87.4% increase compared to the previous same period. Despite the decrease in Net cash consisted of trade notes, accounts receivable and accounts payable, this increase primarily resulted from an increase in net income and accrued income taxes.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥10,580 million, a 46.3% increase compared to the previous same period. This resulted from the increase in lease deposits from moving office buildings and capital expenditures.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥5,349 million, a 76.0% decrease compared to the previous same period. This decrease, despite the redemption of bonds and dividends distributed, primarily resulted from an issuance of bonds.

The trends of cash flow index are as follows

	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Equity-assets ratio (%)	59.2	58.1	57.3
Equity-assets ratio at fair value (%)	146.7	140.8	141.9
Liabilities to cash flow ratio (years)	—	—	1.5
Interest coverage ratio (times)	6.6	13.9	32.3

Equity-assets ratio: Total stockholders’ equity / Total assets

Equity-assets ratio at fair value: Total stockholders’ equity at fair value / Total assets

Liabilities to cash flow ratio: Interest-bearing liabilities / Cash flows from operating activities

Interest coverage ratio: Cash flows from operating activities / Interest expense

Notes:

1.	Each index is calculated from figures prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

2.	Cash flows from operating activities are from the consolidated statements of cash flow.

3.	Interest-bearing debt covers all liabilities with interest in the consolidated balance sheet.

4.	Liabilities to cash flow ratio are not disclosed in the consolidated financial results for the interim period.

3. Basic Policy on the Distribution of Profits

Our basic policy is to provide stable dividends to return profits to our shareholders. It is our policy to use retained earnings for investments focused on business fields with good future profitability to increase our corporate value.

As for interim dividends for the consolidated year ending March 31, 2008, a 27 yen per share was approved at the Board Meeting held on November 8, 2007. As a result, on an annual basis, the dividends are expected to be 54 yen per share, including year end dividend.

Special Note:

In this document, forward-looking statements are based on management’s assumptions and beliefs in light of information currently available, which may contain various risks and uncertainties.

As a result, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from those discussed in forward-looking statements. Such factors include, but are not limited to; changes in economic conditions affecting our operations, market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

2. Organizational Structure of the Konami Group

The Konami Group is a conglomerate engaged in the amusement and health services industry providing customers with “High Quality Life”, and is comprised of KONAMI CORPORATION (the “Company”), and its 22 consolidated subsidiaries and one equity-method affiliate. Each of our subsidiaries and affiliated company is categorized into business segments based on its operations, as stated below. Business segment categorization is based on the same criteria explained below under “8. Segment Information (Unaudited)”.

Business Segments	Major Companies
Digital Entertainment	Domestic	Konami Digital Entertainment Co., Ltd.(Note 3)
HUDSON SOFT CO., LTD.
Konami Manufacturing & Service, Inc.

	Overseas	Konami Digital Entertainment, Inc.
Konami Digital Entertainment GmbH
Konami Digital Entertainment B.V.
Konami Digital Entertainment Limited
Konami Software Shanghai, Inc., One other company

Health & Fitness	Domestic	Konami Sports & Life Co., Ltd.
COMBI WELLNES Corporation
Konami Manufacturing & Service, Inc.
Resort Solution Co., Ltd. (Note 2), Two other companies

Gaming & System	Overseas	Konami Gaming, Inc.
Konami Australia Pty Ltd., One other company

Other	Domestic	Konami Manufacturing & Service, Inc.
KPE, Inc. , Konami Real Estate, Inc. Two other companies

	Overseas	Konami Corporation of America
Konami Digital Entertainment B.V., One other company

Notes:

1.	Companies that have operations encompassing more than one segment are included in the respective segments in which they operate.

2.	Resort Solution Co., Ltd. is an equity-method affiliate.

3.	Konami Digital Entertainment Co., Ltd. merged with Konami Career Management, Inc., Konami School, Inc. and Megacyber Corporation on April 1, 2007.

3. Management Policy

1. Management Policy

We place priority on our following corporate goal: “We, Konami Group of Companies, aim to be a business group from which people all around the world have high expectations, through creating and providing people with ‘Valuable Time’. Furthermore, our basic management policy is to place priority on our shareholders, to maintain sound relationships with all stakeholders, including our shareholders, and to make a wide range of social contributions as a good corporate citizen. We aim to make optimum use of the group’s management resources and maintain the following specific management policies: “Adaptation to Global Standards”, “Maintaining Fair Competition” and “Pursuit of High Profits”.

To place priority on the interests of our shareholders, our basic policy is to provide stable dividends to return profits to our shareholders. It is our policy to use retained earnings for investments focused on business fields with good future profitability and other prospects to increase our corporate value and as a source for paying dividends in the future.

We are working on maintaining sound relationships with our stakeholders, including our investors, end-users, suppliers, employees and the community in general, as well as contributing to society by supporting a wide range of activities that promote education, sports and culture. Pursuant to this basic management policy, through creating and providing “valuable time”, we aim to deliver “dreams” and “surprises” for people all over the world.

2. Profit Appropriation Policy

Konami group always aims to improve profitability by enhancing management efficiency and striving to optimize performance based on three important management indicators: the ratio of operating income to net sales, the ratio of net income to net sales, and return on equity.

3. Medium-to Long-term Strategies and Objectives

Building a powerful organization capable of responding to changing market conditions

In the Digital Entertainment, Health & Fitness, and Gaming & System markets in which Konami operates, considerable progress has been made in developing a network environment. In the process, users have come to share information of every variety, and different communities have emerged to serve ever more diverse tastes.

The Konami group has clearly separated its management and execution functions by adopting a holding company structure, in order to evolve into a flexible and speedy organization that has the ability to adapt to the rapidly changing market environment. In each segment of our business, we have also made every effort to create an organization capable of responding swiftly to the changing profile of users, and thereby to expand corporate value. In order to facilitate further streamlining of operations, and foster greater unity within the Group by enhancing communications, Konami’s different offices scattered all over Tokyo were in April 2007 consolidated in a single location at Tokyo Midtown.

We believe this move will enable the Group to be more flexible in the way it operates.

Expanding profitability and channeling management resources into growth areas

All hardware manufacturers in the Digital Entertainment business have now released new gaming platforms for video game consoles, and each of these platforms, with its own distinctive features, offers a new way to play. As a result, users who formerly had little interest in video games are now attracted to the market. The user base is thus expanding. Moreover, previously, a single home gaming platform was the market leader worldwide, but that pattern has changed. Whichever platform best caters to users’ preferences in a particular country or region, in terms of the games available to be played on it, is now the one that will dominate the local market.

Online access is now available on a multitude of platforms home gaming platforms, commercial platforms, cell phones, PCs and more and more users these days are looking for a new way to play games, in a way that allows them to make contact with others over a network.

In the quest to supply products and services that meet the exact needs of each country and region, the Konami Group will take further steps to strengthen its regional production structures. Already an overhaul of the internal production regime at Konami Digital Entertainment Co., Ltd., the central player in content distribution, has been implemented. By enhancing network infrastructure, maximizing the value of content, and making the shift to a production regime capable of responding actively to the specific needs of each region, our goal is to maintain our ability to grow in the face of change.

In our Health & Fitness field, as health awareness grows and the amount of leisure time on people’s hands increases with the retirement of the baby boomers, we have accelerated the opening of Konami Sports Clubs and expanded the operation of facilities outsourced to us. In collaboration with COMBI WELLNES Corporation, a company that became a subsidiary of the Company in the previous fiscal year, we will cater to the demand for preventive nursing care arising from the aging of Japan’s population.

In order to achieve further growth down the road, we also plan to take other aggressive steps to create value added. Specifically, we expect to enhance our proprietary health management system, which assists people in their efforts to get fit by keeping an ongoing record of their exercise history in various real-life situations at sports clubs, outside the home and in the home and managing data on their health. We expect to market supplements as well.

As for the casino market in which our Gaming & System segment operates, the number of casinos has been increasing yearly as gaming is legalized in more and more countries and regions across the globe. We therefore believe that business opportunities continue to increase for the Konami Group as a manufacturer and vendor of slot machines and provider of services for casino management systems. We also intend to improve our business results in this field by pursuing options like strategic alliances with other companies.

In addition to our Digital Entertainment segment, Health & Fitness segment and Gaming & System segment, Konami group plans to channel optimum management resources to new business fields where growth is expected in medium to long-term.

4. Consolidated Balance Sheets (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	September 30 2006		September 30 2007		March 31 2007		September 30 2007
	%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥43,347		¥49,088		¥57,333		$425,262
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥531 million, ¥501 million ($4,340 thousand) and ¥540 million at September 30, 2006, September 30, 2007 and March 31, 2007, respectively	27,053		30,764		29,729		266,517
Inventories	24,356		26,540		24,236		229,923
Deferred income taxes, net	16,755		15,245		14,877		132,071
Prepaid expenses and other current assets	8,639		12,864		12,086		111,444

Total current assets	120,150	42.8	134,501	44.0	138,261	45.4	1,165,217

PROPERTY AND EQUIPMENT, net	44,221	15.8	58,509	19.2	53,294	17.5	506,878

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	531		655		701		5,674
Investments in affiliates	6,084		6,317		6,213		54,726
Identifiable intangible assets	38,752		38,249		38,585		331,361
Goodwill	22,962		22,541		22,738		195,279
Lease deposits	26,488		26,446		24,906		229,109
Other assets	18,095		16,000		17,366		138,612
Deferred income taxes, net	3,252		2,028		2,593		17,569

Total investments and other assets	116,164	41.4	112,236	36.8	113,102	37.1	972,330

TOTAL ASSETS	¥280,535	100.0	¥305,246	100.0	¥304,657	100.0	$2,644,425

See accompanying notes to consolidated financial statements.

	Millions of Yen						Thousands of U.S. Dollars
	September 30 2006		September 30 2007		March 31 2007		September 30 2007
	%				%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥500		¥—		¥—		$—
Current portion of long-term debt and capital lease obligations	22,860		7,895		23,073		$68,396
Trade notes and accounts payable	19,611		21,516		24,002		186,399
Accrued income taxes	2,206		4,382		1,740		37,962
Accrued expenses	14,116		17,041		19,179		147,631
Deferred revenue	5,318		6,003		5,661		52,005
Other current liabilities	5,271		8,099		8,811		70,164

Total current liabilities	69,882	24.9	64,936	21.3	82,466	27.1	562,557
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	21,337		38,123		24,248		330,269
Accrued pension and severance costs	2,684		2,673		2,708		23,157
Deferred income taxes, net	12,605		12,296		12,207		106,524
Other long-term liabilities	5,570		6,130		5,669		53,106

Total long-term liabilities	42,196	15.0	59,222	19.4	44,832	14.7	513,056

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	2,510	0.9	3,639	1.2	2,697	0.9	31,525

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Common stock, no par value-Authorized 450,000,000 shares; issued 143,555,786 shares at September 30, 2006, September 30, 2007 and March 31, 2007	47,399	16.9	47,399	15.5	47,399	15.6	410,630
Additional paid-in capital	77,178	27.5	77,215	25.3	77,213	25.3	668,934
Legal reserve	284	0.1	284	0.1	284	0.1	2,460
Retained earnings	55,167	19.7	65,142	21.3	62,560	20.5	564,342
Accumulated other comprehensive income	4,431	1.6	5,711	1.9	5,617	1.8	49,476
Treasury stock, at cost-6,339,945 shares, 6,261,702 shares and 6,300,970 shares at September 30, 2006, September 30, 2007 and March 31, 2007, respectively	(18,512)	(6.6)	(18,302)	(6.0)	(18,411)	(6.0)	(158,555)

Total stockholders’ equity	165,947	59.2	177,449	58.1	174,662	57.3	1,537,287

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥280,535	100.0	¥305,246	100.0	¥304,657	100.0	$2,644,425

See accompanying notes to consolidated financial statements.

5. Consolidated Statements of Income (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	Six months ended September 30 2006		Six months ended September 30 2007		Year ended March 31 2007		Six months ended September 30 2007
	%				%
NET REVENUES:
Product sales revenue	¥79,353		¥93,539		¥199,620		$810,352
Service revenue	40,246		40,204		80,659		348,298

Total net revenues	119,599	100.0	133,743	100.0	280,279	100.0	1,158,650

COSTS AND EXPENSES:
Costs of products sold	45,547		56,384		118,806		488,469
Costs of services rendered	37,797		38,208		74,700		331,006
Selling, general and administrative	26,140		26,109		58,628		226,189

Total costs and expenses	109,484	91.5	120,701	90.2	252,134	90.0	1,045,664

Operating income	10,115	8.5	13,042	9.8	28,145	10.0	112,986

OTHER INCOME (EXPENSES):
Interest income	398		505		821		4,375
Interest expense	(579)		(516)		(985)		(4,470)
Other, net	(50)		44		(414)		381

Other income (expenses), net	(231)	(0.2)	33	0.0	(578)	(0.2)	286

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	9,884	8.3	13,075	9.8	27,567	9.8	113,272
INCOME TAXES	4,473	3.8	5,988	4.5	10,919	3.9	51,875
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	5,411	4.5	7,087	5.3	16,648	5.9	61,397
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	378	0.3	946	0.7	575	0.2	8,195
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	81	0.1	147	0.1	138	0.0	1,273

NET INCOME	¥5,114	4.3	¥6,288	4.7	¥16,211	5.7	$54,475

PER SHARE DATA:

	Yen			U.S. Dollars
	Six months ended September 30 2006	Six months ended September 30 2007	Year ended March 31 2007	Six months ended September 30 2007
Basic net income per share	¥37.28	¥45.81	¥118.15	$0.40
Diluted net income per share	¥37.27	¥45.80	¥118.09	$0.40
Weighted-average common shares outstanding	137,164,825	137,272,418	137,202,151
Diluted weighted-average common shares outstanding	137,212,311	137,304,220	137,271,645

See accompanying notes to consolidated financial statements.

6. Consolidated Statements of Stockholders’ Equity (Unaudited)

For the six months ended September 30, 2006

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2006	¥47,399	¥77,110	¥284	¥53,756	¥3,957	¥(18,691)	¥163,815
Reissuance of treasury stock		(86)				231	145
Stock-based compensation		154					154
Net income				5,114			5,114
Cash dividends, ¥27.0 per share				(3,703)			(3,703)
Foreign currency translation adjustments					483		483
Net unrealized losses on available-for-sale securities					(25)		(25)
Minimum pension liability adjustment					16		16
Purchase of treasury stock						(52)	(52)

Balance at September 30, 2006	¥47,399	¥77,178	¥284	¥55,167	¥4,431	¥(18,512)	¥165,947

For the six months ended September 30, 2007

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2007	¥47,399	¥77,213	¥284	¥62,560	¥5,617	¥(18,411)	¥174,662
Reissuance of treasury stock		(36)				122	86
Stock-based compensation		38					38
Net income				6,288			6,288
Cash dividends, ¥27.0 per share				(3,706)			(3,706)
Foreign currency translation adjustments					143		143
Net unrealized losses on available-for-sale securities					(27)		(27)
Pension liability adjustment					(22)		(22)
Purchase of treasury stock						(13)	(13)

Balance at September 30, 2007	¥47,399	¥77,215	¥284	¥65,142	¥5,711	¥(18,302)	¥177,449

For the year ended March 31, 2007

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2006	¥47,399	¥77,110	¥284	¥53,756	¥3,957	¥(18,691)	¥163,815
Reissuance of treasury stock		(125)				373	248
Stock-based compensation		228					228
Net income				16,211			16,211
Cash dividends, ¥54.0 per share				(7,407)			(7,407)
Foreign currency translation adjustments					1,267		1,267
Net unrealized losses on available-for-sale securities					27		27
Minimum pension liability adjustment					16		16
Adjustment to initially apply SFAS No.158					350		350
Purchase of treasury stock						(93)	(93)

Balance at March 31, 2007	¥47,399	¥77,213	¥284	¥62,560	¥5,617	¥(18,411)	¥174,662

For the six months ended September 30, 2007

	Thousands of U.S. Dollars
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2007	$410,630	$668,916	$2,460	$541,973	$48,662	$(159,499)	$1,513,142
Reissuance of treasury stock		(311)				1,057	746
Stock-based compensation		329					329
Net income				54,475			54,475
Cash dividends, $0.23 per share				(32,106)			(32,106)
Foreign currency translation adjustments					1,239		1,239
Net unrealized losses on available-for-sale securities					(234)		(234)
Pension liability adjustment					(191)		(191)
Purchase of treasury stock						(113)	(113)

Balance at September 30, 2007	$410,630	$668,934	$2,460	$564,342	$49,476	$(158,555)	$1,537,287

See accompanying notes to consolidated financial statements.

7. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen			Thousands of U.S. Dollars
	Six months ended September 30 2006	Six months ended September 30 2007	Year ended March 31 2007	Six months ended September 30 2007
Cash flows from operating activities:
Net income	¥5,114	¥6,288	¥16,211	$54,475
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	4,902	5,875	11,757	50,897
Provision for doubtful receivables	(18)	(22)	(76)	(191)
Loss on sale or disposal of property and equipment, net	76	204	829	1,767
Equity in net income of an affiliated company	(81)	(147)	(138)	(1,273)
Minority interest	378	946	575	8,195
Deferred income taxes	501	381	2,621	3,301
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	6,556	(1,508)	4,716	(13,064)
Increase in inventories	(4,119)	(2,974)	(4,298)	(25,765)
Increase (decrease) in trade notes and accounts payable	(353)	(2,169)	3,354	(18,791)
Increase (decrease) in accrued income taxes	(5,265)	1,951	(7,190)	16,902
Increase (decrease) in accrued expenses	(1,923)	(3,162)	3,567	(27,393)
Increase (decrease) in deferred revenue	(34)	343	309	2,971
Other, net	(1,913)	1,153	(413)	9,989

Net cash provided by operating activities	¥3,821	¥7,159	¥31,824	$62,020

	Millions of Yen			Thousands of U.S. Dollars
	Six months ended September 30 2006	Six months ended September 30 2007	Year ended March 31 2007	Six months ended September 30 2007
Cash flows from investing activities:
Capital expenditures	¥(5,141)	¥(7,983)	¥(9,308)	$(69,159)
Proceeds from sales of property and equipment	25	3	425	26
Acquisition of new subsidiaries, net of cash acquired	(227)	—	(202)	—
Increase in lease deposits, net	(768)	(2,369)	(705)	(20,523)
Acquisition of business	(1,061)	—	(1,096)	—
Other, net	(58)	(231)	(212)	(2,001)

Net cash used in investing activities	(7,230)	(10,580)	(11,098)	(91,657)
Cash flows from financing activities:
Net decrease in short-term borrowings	(452)	—	(1,119)	—
Repayments of long-term debt	(1,696)	(296)	(1,995)	(2,564)
Principal payments under capital lease obligations	(1,541)	(1,327)	(2,814)	(11,496)
Proceeds from issuance of bonds	—	15,000	—	129,949
Redemption of bonds	(15,000)	(15,000)	(20,000)	(129,949)
Dividends paid	(3,714)	(3,712)	(7,420)	(32,158)
Purchases of treasury stock	(52)	(13)	(93)	(113)
Other, net	125	(1)	229	(9)

Net cash used in financing activities	(22,330)	(5,349)	(33,212)	(46,340)
Effect of exchange rate changes on cash and cash equivalents	392	525	1,125	4,548
Net decrease in cash and cash equivalents	(25,347)	(8,245)	(11,361)	(71,429)
Cash and cash equivalents, beginning of the period	68,694	57,333	68,694	496,691

Cash and cash equivalents, end of the period	¥43,347	¥49,088	¥57,333	$425,262

See accompanying notes to consolidated financial statements.

8. Segment Information (Unaudited)

(1) Segment information

Six months ended September 30, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥62,834	¥44,391	¥7,718	4,656	¥119,599
Intersegment	706	54	—	(760)	—

Total	63,540	44,445	7,718	3,896	119,599
Operating expenses	52,154	41,073	6,714	9,543	109,484

Operating income (loss)	¥11,386	¥3,372	¥1,004	(5,647)	¥10,115

Six months ended September 30, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥73,210	¥43,740	¥7,600	9,193	¥133,743
Intersegment	768	159	—	(927)	—

Total	73,978	43,899	7,600	8,266	133,743
Operating expenses	60,674	40,286	6,650	13,091	120,701

Operating income (loss)	¥13,304	¥3,613	¥950	(4,825)	¥13,042

Year ended March 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥163,654	¥88,326	¥16,744	11,555	¥280,279
Intersegment	1,206	133	—	(1,339)	—

Total	164,860	88,459	16,744	10,216	280,279
Operating expenses	133,463	80,937	14,574	23,160	252,134

Operating income (loss)	¥31,397	¥7,522	¥2,170	¥(12,944)	¥28,145

Six months ended September 30, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$634,237	$378,931	$65,841	$79,641	$1,158,650
Intersegment	6,653	1,377	—	(8,030)	—

Total	640,890	380,308	65,841	71,611	1,158,650
Operating expenses	525,634	349,008	57,611	113,411	1,045,664

Operating income (loss)	$115,256	$31,300	$8,230	$(41,800)	$112,986

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Production, manufacture and sale of digital contents and related products of our Computer & Video Games, Toy & Hobby, Amusement, Online and Multimedia businesses.

		Health & Fitness Segment:	Management of fitness clubs / Production, manufacture and sale of fitness machines and health service products.

		Gaming & System Segment:	Production, manufacture, sale and service of gaming machines and Konami Casino Management System for casinos.

	2.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”

	3.	“Corporate” primarily consists of administrative expenses of the Company.

	4.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.

	5.	Intersegment revenues primarily consist of sales of hardware and components from Digital Entertainment to Health & Fitness.

(2) Geographic information

Six months ended September 30, 2006	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥99,201	¥11,792	¥5,117	¥3,489	¥119,599	—	¥119,599
Intersegment	7,450	539	237	177	8,403	¥(8,403)	—

Total	106,651	12,331	5,354	3,666	128,002	(8,403)	119,599
Operating expenses	95,233	13,324	6,707	3,371	118,635	(9,151)	109,484

Operating income (loss)	¥11,418	¥(993)	¥(1,353)	¥295	¥9,367	¥748	¥10,115

Six months ended September 30, 2007	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥111,761	¥12,026	¥6,457	¥3,499	¥133,743	—	¥133,743
Intersegment	4,489	2,184	0	160	6,833	¥(6,833)	—

Total	116,250	14,210	6,457	3,659	140,576	(6,833)	133,743
Operating expenses	102,116	14,797	7,373	3,320	127,606	(6,905)	120,701

Operating income (loss)	¥14,134	¥(587)	¥(916)	¥339	¥12,970	¥72	¥13,042

Year ended March 31, 2007	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥206,343	¥34,847	¥31,650	¥7,439	¥280,279	—	¥280,279
Intersegment	27,219	1,904	295	530	29,948	¥(29,948)	—

Total	233,562	36,751	31,945	7,969	310,227	(29,948)	280,279
Operating expenses	205,831	40,346	28,860	7,249	282,286	(30,152)	252,134

Operating income (loss)	¥27,731	¥(3,595)	¥3,085	¥720	¥27,941	¥204	¥28,145

Six months ended September 30, 2007	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$968,214	$104,184	$55,939	$30,313	$1,158,650	—	$1,158,650
Intersegment	38,889	18,921	0	1,386	59,196	$(59,196)	—

Total	1,007,103	123,105	55,939	31,699	1,217,846	(59,196)	1,158,650
Operating expenses	884,657	128,190	63,875	28,762	1,105,484	(59,820)	1,045,664

Operating income (loss)	$122,446	$(5,085)	$(7,936)	$2,937	$112,362	$624	$112,986

For the purpose of presenting its operations in geographic areas above, Konami and its subsidiaries attribute revenues from external customers to individual countries in each area based on where products are sold and services are rendered.

North America presented in the table above substantially consists of United States.

Note:

The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

New accounting standards:

Accounting for Uncertainty in Income Taxes

Konami has adopted FASB interpretation No.48 (FIN48) “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No.109”, effective from fiscal year 2008. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The application of FIN48 did not have a material effect on the Company’s consolidated financial statements.

Subsequent Events:

Six months ended September 30, 2007 (April 1, 2007 – September 30, 2007): None

Omission of disclosures:

Komami has omitted disclosures in the notes to the financial statements regarding items for which there have not been material changes for the prior fiscal year-end, such as leases, marketable securities, derivative financial instruments, stock-based compensation plans and merger and acquisition.

9. Non-consolidated Financial Statements

(1) Non-consolidated Balance Sheets (Unaudited)

	(Millions of Yen)
	September 30, 2006		September 30, 2007		March 31, 2007
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥27,599		¥28,537		¥33,319
Trade accounts receivable	—		2,712		5,666
Short-term loan receivable	17,624		18,091		5,618
Other	3,963		3,154		3,179
Allowance for doubtful accounts	(26)		(18)		(13)

Total current assets	49,161	28.7	52,477	29.9	47,770	28.4

FIXED ASSETS:
Tangible fixed assets	72		491		289
Intangible fixed assets	7		8		8
Investments and other assets	122,050		122,373		120,355
Investment securities	117,681		120,737		117,809
Other	4,379		1,643		2,555
Allowance for doubtful accounts	(10)		(8)		(9)

Total fixed assets	122,130	71.3	122,872	70.1	120,652	71.6

TOTAL ASSETS	¥171,291	100.0	¥175,350	100.0	¥168,423	100.0

	(Millions of Yen)
	September 30, 2006		September 30, 2007		March 31, 2007
		%		%		%
LIABILITIES AND NET ASSETS
CURRENT LIABILITIES:
Short-term borrowings	¥6,450		¥4,958		¥6,769
Current portion of long-term bonds	15,000		—		15,000
Current portion of long-term debt	592		592		592
Income taxes payable	262		334		71
Accrued directors’ bonuses	110		—		240
Other	849		1,428		3,471

Total current liabilities	23,264	13.6	7,313	4.2	26,143	15.5
LONG-TERM LIABILITIES:
Bonds	—		15,000		—
Long-term debt	2,034		1,442		1,738
Accrued pension and severance costs	—		34		—
Accrued directors’ retirement benefits	1,332		—		1,332
Long-term deposits received	599		—		—
Other	—		1,332		29

Total long-term liabilities	3,965	2.3	17,808	10.1	3,100	1.9

Total liabilities	27,230	15.9	25,121	14.3	29,243	17.4

NET ASSETS:
Common stock	47,398	27.7	47,398	27.0	47,398	28.1
Capital surplus	43,482	25.4	43,407	24.8	43,443	25.8
Retained earnings	70,820	41.3	76,828	43.8	65,825	39.1
Treasury stock	(17,679)	(10.3)	(17,470)	(9.9)	(17,579)	(10.4)

Total stockholders’ equity	144,021	84.1	150,163	85.7	139,088	82.6
Net unrealized gains on available-for-sale securities	40	0.0	64	0.0	91	0.0

Total net assets	144,061	84.1	150,228	85.7	139,179	82.6

TOTAL LIABILITIES AND NET ASSETS	¥171,291	100.0	¥175,350	100.0	¥168,423	100.0

(2) Non-consolidated Statements of Income (Unaudited)

	(Millions of Yen)
	Six months ended September 30, 2006		Six months ended September 30, 2007		Year ended March 31, 2007
		%		s%		%
Operating revenues	¥4,727	100.0	¥17,952	100.0	¥7,196	100.0
Management fee revenue	2,953		2,592		5,418
Dividend income	1,773		15,360		1,778

Selling, general and administrative expenses	2,137	45.2	2,360	13.2	5,757	80.0

Operating income	2,589	54.8	15,592	86.8	1,439	20.0
Non-operating income	102	2.1	144	0.8	229	3.2
Non-operating expenses	216	4.5	236	1.3	391	5.4

Ordinary income	2,475	52.4	15,500	86.3	1,278	17.8
Extraordinary losses	—	—	15	0.1	78	1.1
Income before income taxes	2,475	52.4	15,484	86.2	1,199	16.7
Income taxes:
Current	(346)		837		(898)
Deferred	544		(61)		1,109

Total income taxes	197	4.2	775	4.3	210	3.0

Net income	¥2,278	48.2	¥14,708	81.9	¥988	13.7

(3) Non-consolidated Statement of Changes in Stockholders’ Equity (Unaudited)

	(Millions of yen)
	Stockholders’ equity											Difference of appreciation and conversion		Total net assets
	Common stock	Capital surplus			Retained earnings				Treasury stock		Total stockholders’ equity
		Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings		Total retained earnings				Net unrealized gains on available-for- sale securities	Total difference of appreciation and conversion
						Special reserves	Retained earnings brought forward
Balance at March 31, 2006	¥47,398	¥36,893	¥6,674	¥43,568	¥283	¥34,094	¥38,168	¥72,546		¥(10,238)	¥153,275	¥64	¥64	¥153,339
Changes during the period
Cash dividends (*)							(3,785)	(3,785)			(3,785)			(3,785)
Directors’ Bonuses (*)							(220)	(220)			(220)			(220)
Accumulate for special reserves (*)						18,000	(18,000)	—			—			—
Net income							2,278	2,278			2,278			2,278
Purchase of treasury stock									(7,689)		(7,689)			(7,689)
Reissuance of treasury stock			(85)	(85)					248		162			162
Net change of items other than stockholders’ equity												(23)	(23)	(23)
Total changes during the period	—	—	(85)	(85)	—	18,000	(19,726)	(1,726)	(7,441)		(9,254)	(23)	(23)	(9,278)
Balance at September 30, 2006	¥47,398	¥36,893	¥6,588	¥43,482	¥283	¥52,094	¥18,441	¥70,820		¥(17,679)	¥144,021	¥40	¥40	¥144,061

(*)	Appropriation of retained earnings declared at the General Shareholders Meeting held on June 2006.

	(Millions of yen)
	Stockholders’ equity											Difference of appreciation and conversion		Total net assets
	Common stock	Capital surplus			Retained earnings				Treasury stock		Total stockholders’ equity
		Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings		Total retained earnings				Net unrealized gains on available-for- sale securities	Total difference of appreciation and conversion
						Special reserves	Retained earnings brought forward
Balance at March 31, 2007	¥47,398	¥36,893	¥6,549	¥43,443	¥283	¥52,094	¥13,446	¥65,825		¥(17,579)	¥139,088	¥91	¥91	¥139,179
Changes during the period
Accumulate for special reserves (*)							(3,705)	(3,705)			(3,705)			(3,705)
Net income							14,708	14,708			14,708			14,708
Purchase of treasury stock									(13)		(13)			(13)
Reissuance of treasury stock			(35)	(35)					122		86			86
Net change of items other than stockholders’ equity												(27)	(27)	(27)
Total changes during the period	—	—	(35)	(35)	—	—	11,003	11,003	108		11,075	(27)	(27)	11,048
Balance at September 30, 2007	¥47,398	¥36,893	¥6,513	¥43,407	¥283	¥52,094	¥24,449	¥76,828		¥(17,470)	¥150,163	¥64	¥64	¥150,228

	(Millions of yen)
	Stockholders’ equity											Difference of appreciation and conversion		Total net assets
	Common stock	Capital surplus			Retained earnings				Treasury stock		Total stockholders’ equity
		Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings		Total retained earnings				Net unrealized gains on available-for- sale securities	Total difference of appreciation and conversion
						Special reserves	Retained earnings brought forward
Balance at March 31, 2006	¥47,398	¥36,893	¥6,674	¥43,568	¥283	¥34,094	¥38,168	¥72,546		¥(10,238)	¥153,275	¥64	¥64	¥153,339
Changes during the year
Cash dividends (*)							(3,785)	(3,785)			(3,785)			(3,785)
Cash dividends							(3,704)	(3,704)			(3,704)			(3,704)
Directors’ Bonuses (*)							(220)	(220)			(220)			(220)
Accumulate for special reserves (*)						18,000	(18,000)	—			—			—
Net income							988	988			988			988
Purchase of treasury stock									(7,732)		(7,732)			(7,732)
Reissuance of treasury stock			(124)	(124)					392		267			267
Net change of items other than stockholders’ equity												27	27	27
Total changes during the year	—	—	(124)	(124)	—	18,000	(24,721)	(6,721)	(7,340)		(14,187)	27	27	(14,160)
Balance at March 31, 2007	¥47,398	¥36,893	¥6,549	¥43,443	¥283	¥52,094	¥13,446	¥65,825		¥(17,579)	¥139,088	¥91	¥91	¥139,179

(*)	Appropriation of retained earnings declared at the General Shareholders Meeting held on June 2006.